Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 (File number yet to be assigned) of our audit report dated April 15, 2019, with respect to the consolidated balance sheet of Therapeutic Solutions International, Inc. as of December 31, 2018, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended, appearing in the Annual Report on Form 10-K for the year ended December 31, 2018. Our report dated April 15, 2019, relating to aforementioned financial statements, includes an emphasis paragraph relating to substantial doubt to the Company's ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

Fruci & Associates II, PLLC

February 6, 2020